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                              June 5, 2020

       Geoffrey Selzer
       Chief Executive Officer
       Resonate Blends, Inc.
       26565 Agoura Road, Suite 200
       Calabasas, CA 91302

                                                        Re: Resonate Blends,
Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed May 28, 2020
                                                            File No. 000-21202

       Dear Mr. Selzer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Information Statement on Schedule 14C

       Approval of the Stock Sale, page 4

   1. Please provide the financial statement information required by Item 14(c) of Schedule
                                                        14A. We refer to
Resonate Blends, Inc.'s audited financial statements for each of the two most recent fiscal
years and the unaudited financial statements of the business to be disposed,
Textmunications, Inc., for the same periods.
   2. According to your Form 8-K filed on May 27, 2020, Mr. Asefi agreed to transfer
                                                        2,000,000 shares of
Series C Preferred Stock to Mr. Selzer, as part of the Separation
                                                        Agreement and Release,
in exchange for future cash payments from Resonate Blends,
                                                        Inc. Please prominently
disclose that this transfer of Series C Preferred Stock resulted in a change of control that
provides Mr. Selzer majority voting power across all classes of voting securities. Your
disclosures should also clarify the related party nature of the transaction where Mr.
Selzer received these shares and voting control in his personal capacity, but the
consideration for such shares will be paid by Resonate Blends, Inc.
 Geoffrey Selzer
Resonate Blends, Inc.
June 5, 2020
Page 2
Pricing Analysis, page 9

3. You refer to the TransWorld Business Advisors ("TransWorld") pricing analysis report as a fairness opinion throughout your information statement. However, it appears the
      TransWorld report is a pricing analysis or valuation report that does not opine on the fairness of the consideration offered for the Textmunication, Inc. subsidiary. Please revise your information statement clarifying the nature and scope of the TransWorld report.
      Please also provide the disclosures required by Items 1015(b)(4) and (6) of Regulation M-
      A with respect to the TransWorld report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Edwin Kim, Staff
Attorney, at (202) 551-3297 with any questions.



                                                            Sincerely,
FirstName LastNameGeoffrey Selzer
                                                            Division of
Corporation Finance
Comapany NameResonate Blends, Inc.
                                                            Office of
Technology
June 5, 2020 Page 2
cc:       Scott Doney, Esq.
FirstName LastName